Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

Operator

Good day, ladies and gentlemen, and welcome to the AB InBev analyst call. Hosting the call today from AB InBev is Mr Carlos Brito, Chief Executive Officer, Mr Felipe Dutra, Chief Finance and Technology Officer, and Graham Staley, Head of Investor Relations. To access the slides accompanying today’s call, please visit AB InBev’s website now at www.ab-inbev.com or the recommended transaction’s microsite at www.globalbrewer.com and click on the Investors tab. Please note the disclaimer in relation to forward-looking statements on slides 2 and 3 of this presentation.

Today’s webcast will be available for online demand playback later today. At this time, all participants have been placed in a listen-only mode and the floor will be open for questions from analysts following the presentation. If you wish to ask a question, you will need to press star and one on your telephone keypad.

It is now my pleasure to turn the floor over to Mr Brito. Sir, you may begin.

Carlos Brito

Chief Executive Officer

Thank you, Theresa. Good morning, good afternoon, everyone, and thank you for joining us on the call today. I’m here with our CFO, Felipe Dutra, and our Head of IR, Graham Staley. The purpose of today’s call is to update you on the path to closing of the recommended combination with SABMiller. I’ll briefly cover the transaction structure and remaining steps to closing, but spend most of my time on the strategic rationale for the combination. I will then hand over to Felipe who’ll cover the financial highlights.

As you can see on slide 5, we have received all the necessary regulatory clearances that were preconditions to launching the formal offer, received unanimous support from the SABMiller Board of Directors for our revised cash offer and issued all of the transaction documents necessary for the closing of the combination.

Slide 6 contains a summary of the documents published last week, which cover the three-step closing process, the listing of Newbelco shares and the convening of the general meeting of AB InBev to approve the transaction.

Slide 7 outlines the remaining steps to closing. On September 28 AB InBev, SABMiller and Newbelco will hold their general meetings. On the same day there’ll also be an SABMiller UK scheme court meeting.

On October 4 SABMiller will seek sanction of the UK Scheme of Arrangement in the UK court and on the following day SABMiller’s shares on the London stock exchange and the Johannesburg stock exchange will be delisted.

The Belgian offer, in which AB InBev will offer to acquire Newbelco, will open and close on October 7. This will be the latest date by which SABMiller shareholders can make or revise their elections for the cash consideration or the partial share alternative, the PSA.

We expect the merger of AB InBev into Newbelco to occur on October 10, to be followed immediately by the closing of the combination. The new company’s stock exchange listings will come into effect the following day, October 11.

Regarding the details of the transaction, on slide 8, the boards of AB InBev and SABMiller have reached an agreement on the recommended acquisition of SABMiller by AB InBev. Under this agreement, SABMiller shareholders will be entitled to receive for each SABMiller share, either £45 in cash or a partial share alternative, comprised of 0.483969 restricted shares in Newbelco plus £4.6588 in cash. The cash offer was unanimously recommended by the Board of SABMiller on July 29.

Slide 9 contains further detail of the cash offer and the PSA. As a reminder, the PSA will take the form of a separate class of restricted Newbelco shares, limited to a maximum of 326 million shares, and subject to a 5-year lock-up.

All SABMiller shareholders are entitled to elect for the PSA, if they so choose, but such an election must be in respect of their entire holding in SABMiller shares. If demand for restricted Newbelco shares exceeds 326 million shares, all elections, including those made by Altria and Bevco, will be scaled back pro-rata.

Altria and Bevco, who collectively own approximately 40.33% of SABMiller’s share capital, have given irrevocable undertakings to vote in favour of the transaction and to elect for the PSA in respect of their entire SABMiller holdings of approximately 655 million SABMiller shares. This would provide them with approximately 317 million restricted Newbelco shares, prior to any pro-rata scale back.

With respect to financing, we have been very successful in pre-funding the transaction, with three bond $55 billion of the $75 billion senior facilities agreement entered into in October of last year.

Slide 10 summarises the three-step closing process, the corporate governance within Newbelco and details of Newbelco’s stock exchange listings which will become effective on October 11. These details are consistent with the 2.7 announcement in November last year.

Let’s now turn to the strategic rationale of the transaction and the exciting opportunities presented by the new company. We believe the rationale for this combination, on page 12, is extremely compelling and would be in the best interests of both companies’ consumers, shareholders, employees, wholesalers, business partners and the communities which we serve.

First and foremost, this combination would create the first truly global brewer, which would take its place as one of the world’s leading consumer products companies. Importantly, it would bring together a geographic footprint that’s largely complementary and that provides access to key, high-growth regions, such as Africa, Asia and Central and South America.

We believe that the African continent in particular has very attractive markets and growth prospects, and would be a critical driver of growth for the combined company, building upon SABMiller’s strong South African heritage and success in the region.

The combined company’s joint portfolio of complementary brands would provide more opportunities for consumers everywhere to taste and enjoy the world’s best beers. The expertise of both companies would also create innovations to further enhance the consumer experience.

The combination of these two great companies would bring together the experience, commitment and drive of both organizations’ employees to create a world-class combined global talent pool. In pooling resources and expertise, the combined company would be able to make a greater and more positive impact on the communities in which we live and work, by providing opportunities all along the supply chain and aspiring to the highest standards of corporate social responsibility.

Finally, we believe the transaction would deliver substantial value through the delivery of revenue, cost and cash flow synergies.

As you can see on slide 13, the combination of AB InBev and SABMiller would create one of the world’s leading consumer products companies, with pro forma revenue of $55 billion and pro forma EBITDA of $21 billion, excluding synergies.

The truly global nature of the new company is a result of AB InBev’s and SAB Miller’s largely complementary geographic footprints, as depicted on page 14. AB InBev does not currently have a mature presence in Africa, whereas SAB Miller and its associates have an extensive operating history and presence there. SAB Miller also has a strong presence in Colombia, Ecuador, Peru, India and Australia and we’re particularly looking forward to working with SAB Miller’s joint venture partners and associates around the world. Similarly, AB InBev has a strong presence in the US, Mexico, Brazil, Canada, China, Argentina, South Korea and the major markets within Europe. The combination would bring further diversification to our existing footprint, as per page 15, with increased access to developing markets.

The more developed markets in North America and Europe will represent approximately 37% of the combined company’s revenues, compared to 47% of AB InBev’s revenues today, with the increased contribution coming from Latin America and very meaningful contributions from Mexico, Asia Pacific and Africa.

The analysis on this slide does not reflect the new zone structure announced on August 4. In due course we’ll be providing reference base data in line with the new structure, as we have done in previous combinations.

This combination is all about accelerating our revenue growth. And one region, which will drive much of that growth is Africa, as you can see on page 16. The African continent has several very attractive markets, with increasing GDPs, a growing middle class and expanding economic opportunities. It’s also becoming more important in the context of the global beer industry. It is a great time to be entering this exciting market through a team that already has a long and impressive track record, strong heritage and deep understanding of the region.

Given Africa’s potential, along with SAB Miller’s expertise and success in the region, we expect the continent to continue to play a vital role in the combined company. South Africa is the largest beer market in Africa and we have demonstrated our commitment to the country through the package of initiatives put in place, including a ZAR1 billion investment to support local agriculture and job creation.

We have also created an African Board, chaired by Mr Jabu Mabuza. Mr Mabuza is currently the Chairman of the Board of Telkom SA Sphere Holdings and Business Unity South Africa and has held a number of other board memberships, including Tanzanian Breweries Limited, Castle Brewing Company in Kenya, and South African Tourism. He was also Group Chief Executive at Tsogo Sun Holdings and CEO of FABCOS Marketing. We look forward to working with Mr Mabuza and benefiting from his knowledge, experience and insights in the region.

The new company will have access to an exciting, enhanced portfolio of great brands and we’re looking forward to expanding these brands into new markets, as depicted on page 17. AB InBev’s three global brands, Corona, Stella Artois and Budweiser, will capitalise on common consumer values and experiences across borders and have the strength to be marketed worldwide. We’re also excited by the potential of our multi-country brands, which resonate well with consumers in multiple markets, as well as our local brands, which offer locally popular tastes and connect with consumers in their home markets. We’re looking forward to further developing our portfolio of brands in the years ahead.

Given that consumers around the world are more alike than different, it’s not surprising that the commercial priorities depicted on page 18, of the two companies are very similar. We can use different words to describe them, but the platforms are very consistent.

We’ll continue to grow our global brands, now with the opportunity to do so in many new markets. We’ll also continue to focus on the premiumisation and invigoration of the beer category, bringing excitement and aspiration to the consumer’s experience with beer. Our enlarged portfolio of core brands will be a major priority and our focus will be on elevating the perception and relevance of these brands with our consumers.

And finally, we remain committed to developing the near beer segment through innovations that compete for a greater share of total alcohol.

Our global growth will be fuelled by the exceptional people around the world from both AB InBev and SAB Miller and we look forward to developing and providing opportunities to the talent we will have in the combined company. The passion, dedication and expertise of the combined talent pool will allow us to learn from each other and take advantage of new markets and brand opportunities.

Turning now to page 20, we believe very strongly that global companies have a responsibility to contribute to the world around them. AB InBev has been a leader in this area through our Bringing People Together for a Better World platform. SAB Miller has also been focused on strong corporate citizenship with the commitment to improving livelihoods in local communities. We are therefore developing a sustainability strategy for the new Company that’s designed to drive positive changes in our communities while improving business performance, focused on five areas - water, climate, agricultural development, economic development and smart drinking.

The new company will build upon the work of both AB InBev and SAB Miller to lead the way in sustainability.

I’d now like to hand over to Felipe who’ll take you briefly through the financial highlights of the transaction. Felipe.

Felipe Dutra

Chief Finance and Technology Officer

Thank you Brito. The combined annual revenues of the two companies, on a pro forma basis, excluding synergies and adjusting for divestures, exceeds $55 billion, while the adjusted EBITDA of the two companies combined is over $21 billion, as shown on page 22.

These figures reflect the transaction-related divestitures, which have already been announced. SABMiller’s Central and Eastern European brands and its ownership in the Distell Group have been treated as assets held for sale, and excluded from the pro forma results. We expect the Combined Group to generate attractive synergies, creating additional shareholder value, as depicted on page 23.

We are reconfirming our expectations of at least $1.4 billion per annum in recurring run rate pre-tax cost synergies, consistent with the 2.7 announcement in November last year. This is based on current and constant foreign exchange rates. These cost synergies are in addition to the $1.05 billion of cost savings previously identified by SABMiller, of which $547 million had been delivered by 31st of March this year, and which is reflected in the pro forma financials.

We continue to expect the incremental cost synergies to be phased in over four years following the completion of the transaction, reaching the recurring run rate of $1.4 billion by the end of the fourth year. We expect the delivery of cost synergies to require estimated one-off cash costs of approximately $900 million, to be incurred in the first three years after closing.

For those functions where integration planning has been possible within the combined group, AB InBev currently expects an overall potential job reduction of approximately 3% of the total workforce of the combined group. It is anticipated that these job reductions will be implemented gradually, in phases, over a three-year period following completion. There are some functions within the combined group where it has not been possible to advance integration planning because of regulatory restrictions. We are therefore unable to give any view on the impact of the transaction on employment in these functions.

Please also note that we have updated the split of the sources of cost synergies. We now expect procurement and engineering to generate 25% of the cost synergies, rather than 20% as announced in the 2.7 document. Similarly, we now expect realignment of overlapping corporate and regional headquarters to generate 30% of the cost synergies, rather than 35%. These synergies numbers do not include potential revenue and cash flow synergies, which have not been quantified at this time.

Moving on to slide 24, both SABMiller and AB InBev have significant expertise in specific areas, and we look forward to sharing that expertise across teams and markets to create additional value and drive growth. For the last several months, our companies have been working together on integration planning, exchanging information in a clean room environment, and performing market visits to understand each other’s ways of working. We are looking forward to continuing this work up to and after closing.

With that, I will leave you with the summary of next steps that Brito presented earlier, now on page 26, and hand back to Therese to begin the Q&A session. Thank you.

Q&A Session

Operator

We’ll go to the line of Edward Mundy with Jefferies. Please go ahead.

Edward Mundy – Jefferies

Hi. Morning. Afternoon, everyone. A couple of questions. First of all on dividends. I think with your first - with your Q1 results you removed any explicit reference to the 3% to 4% dividend yield range. I know that longer term you still aspire for a yield comparable with other consumer products companies, but could you provide a bit more of a [view] on the pay-out ratio initially after the closing of the transaction?

Second question is on slide 12, relative to your slide deck from the 11th of November, there’s an additional bullet around further product and service innovations, which presumably you picked up from market visits to SABMiller. I was wondering whether you could perhaps provide a bit more colour here, given you’ve added this additional bullet.

And then thirdly, on slide 23, could you perhaps provide a bit more colour as to why you’ve tweaked down corporate headquarters overlapping regional headquarters down from 35% to 30%.

Carlos Brito

Okay, go ahead.

Felipe Dutra

Let me. The first question on the dividend, our dividend policy remains unchanged. We see a flow of dividend growth over time. Of course, in the short term, we have to balance that with the deleveraging, which is also a priority. There is no reason why we should expect dividends to be reduced, but shareholders should appreciate that as we balance dividend flow and deleveraging in the short term, dividend growth should be somehow modest.

But taking that into account, yeah, dividend yield is one piece. Dividend pay-out is the other piece. At the end of the day is what matters for the combined company, what makes more sense for the combined company. These are guidelines. These are not straitjackets, and again, the important is we see a growing dividend flow over time.

Edward Mundy - Jefferies

Very clear. Thanks.

Carlos Brito

On your second question about the bulletin innovation, I think as we have more time to interact with our future colleagues and visit some markets, despite all the restrictions of course imposed by the panel in terms of what can be done in exchange, during the integration planning stage, we got some. We got very excited about some of the things we saw in terms of, for example, dollar sales, which has to do with a [lot] to market piece. It’s affordability, which has to do with the way we tackle some developing markets and consumers occasions.

So that’s why we decided to add that bullet, because those things, as we had the opportunity to talk to people, even with the constraints, and visit the markets and get a better feel for it, it became clear to us that it would be also interesting on the InBev side to do more, like give and take on both sides.

And that’s what the [deal] with a combination. You have companies that are dealing with a deal market, but in different realities. And because of our footprint that’s highly complementary, it’s totally true that they have to develop toolkits in different markets than the ones we did. And the beauty is now comparing skill sets and toolkits. We’re learning more and more about things that can be applied on both sides of the new combined Company.

In terms of your third question, the first time we talked about synergies and their breakdown, it was a top-down approach. It was the best top-down approach. Of course, again, even with the restrictions, we got more into the numbers of what could be exchanged and did some traveling and meeting people, it got more clear as in any combination, as you go through the plan, that some lines could bring more value, some other lines maybe less value.

But at the end of the day, we’re confirming the same $1.4 billion as we did in November, this time around, and the split’s a bit different. That’s because we had more detail now than we had then.

Edward Mundy - Jefferies

Thanks, Brito, and just a final follow up, have you got a name for the new Company yet?

Carlos Brito

Well, the name will be confirmed at the latest stage before closing.

Edward Mundy - Jefferies

Okay, thanks.

Carlos Brito

Thank you.

Operator

Next we’ll go to the line of Trevor Sterling. Please go ahead.

Trevor Sterling - Sanford Bernstein

Hi, Brito, Felipe and Graham. Two questions from my side, please. The first one is, is there any reason — this is probably one more for Felipe — to expect that there could be tax synergies in the combined entity? Or should we be thinking more that you take a blended average of the ABI and the SAB tax rates?

And the second question, there’s one business that isn’t mentioned at all in the documentation I can see, which is Castel. Should we assume that SAB’s relationship with Castel remains unchanged by the combination?

Felipe Dutra

Yes, at this point, Trevor, I would think about the blended between the two companies in terms of tax rates. We are conservatively assuming that part of this incremental debt, for example, or improve the incremental debt is not going to be deductible. Of course, as we get to know more about the business, that is an area of opportunity, but at this point we are conservatively not assuming any deduction and therefore looking at the blended is probably the best assumption at this point.

Trevor Sterling - Sanford Bernstein

Great. Thank you very much, Felipe.

Carlos Brito

Trevor, on your second question about Castel, of course, Castel is a very important relationship and partnership that SAB has and has developed over the years. Of course, to this point, only after closing that we’re going to be more in touch with Castel and its people, Mr. Castel and his people, but of course a very important relationship that we intend to continue to develop and evolve.

Trevor Sterling - Sanford Bernstein

Great. Thank you, Brito.

Carlos Brito

Thank you, Trevor.

Operator

And next we’ll go to the line of Fernando Ferreira. Please go ahead.

Fernando Ferreira - BofA Merrill Lynch

[Inaudible] questions, Brito, Felipe and Graham. I have two questions if I may, the first one related to the synergy guidance and the other one regarding —

Carlos Brito

Fernando, can you speak a bit louder please?

Fernando Ferreira - BofA Merrill Lynch

Sure, so two questions.

Carlos Brito

A bit louder.

Fernando Ferreira - BofA Merrill Lynch

Can you hear me now?

Carlos Brito

Yes, much better.

Fernando Ferreira - BofA Merrill Lynch

Okay, so two questions on my side, the first one on the synergy guidance and the second the regional structuring in South America. So on the synergy guidance, I understand your comments that the $1 billion estimates provided by SABMiller was probably reflecting the entire cost base of the Group and the $1.4 billion would come on top of that. So the question is really if you plan on updating the market into a single synergy guidance at some point or we will basically have to monitor the progress throughout the quarterly earnings based on these initial figures.

And then a second question on South America, and when we look at Colombia, Peru and Ecuador, would we be able to extract any synergies with InBev’s contiguous territories, like Brazil and Argentina, or the structures will have to remain completely separate?

Carlos Brito

Well on the synergy piece, we’ll continue to update the market, as we’ve done in previous transactions, every quarter during a period of time, so we keep you abreast of what’s happening. But we’ll do it as one number. So we don’t have to do the reconciliation, we’ll do it for you.

In terms of the structure in Latin America, COPEC will be a new region, but of course as we said, I think it’s in the documents — it is in the documents — the synergy number will affect both sides of the new combined company. So there will be cross-synergies on both sides, on the SAB side and the ABI side.

Fernando Ferreira - BofA Merrill Lynch

Okay. Thank you, Brito.

Carlos Brito

Thanks, Fernando.

Operator

And next we’ll go to the line of Chris Pitcher. Please go ahead.

Chris Pitcher - Redburn Partners

Thank you very much. A couple of questions, please. Brito, could you talk a little bit about key staff retention, because obviously you’ve put out the new executive for the business and maybe give a bit of feel for the level of retention below that level.

You mentioned in the presentation also that you haven’t given revenue or cash flow synergies targets yet. The last two transactions, you’ve held back from giving revenue synergy targets. Should we expect that again to be unquantified, but at some point some cash flow synergies to come through?

Can you give us any feel for the regional split between those synergies? That would be very helpful. Thanks.

Carlos Brito

In terms of our future colleagues, you know our Company, Chris, and people is at the key of everything we do. So of course one of the things that we’re mostly happy about is during the trips and the business meetings we had and all that, even with the constraints of the panel, we were able to meet some very, very good people, some great talent. That’s what’s important for us, because at the end of the day, SABMiller is really its people and the Group.

We have been from day one very keen into traveling, getting to know people, again, getting excited about what the future Company holds for everybody, including them, that it’s going to be one Company and that there will be lots of exciting and growth opportunities for all of them.

So of course we know that there will be some duplications and some people will have to leave, so that of course in any combination is the case. But when you think about the fact that our footprint is highly complementary, it is fair to assume that most people, especially in the zones, will remain in the new Company, and they know that. And of course they’re very excited about being part of a big organisation where they see that their careers can flourish even in a more global way.

So retention is key for us. We have like every time we have retention mechanisms. We have ways to incentivise people as true owners, because at the end of the day, that’s what we like. We like owners, not professionals, and that’s what we’ve been talking to them from day one.

Even in the 2.7 announcement back in November, we had already details on some of the retention or equity mechanisms that would be offered for everybody, and we’re pretty much within those boundaries.

In terms of revenue and cash flow synergies, we said at this point that we see opportunities, but we decided not to quantify, and you’re right. That’s what we do every time, so we focus on the cost synergies in terms of numbers. But of course, we try to extract the other synergies as well on the cash flow and revenue side.

On the revenue side, for example, we’ve said from day one that we’re very excited about what our global brands can do in an extended geographical footprint. Those are very interesting markets, ones that our global brands can do very well, and now with SABMiller knowledge and go out to market, we think we’ll get those leading brands to those consumers in a better way.

Chris Pitcher - Redburn Partners

And just in terms of the regional split for synergies, is that something you’re prepared to give us any feel for? I appreciate there’s a limited number of regions you’re actually acquiring.

Felipe Dutra

At this point, Chris, we have to limit ourselves to what is available in the public documents, so we cannot go into that level of detail at this point.

Chris Pitcher - Redburn Partners

Sorry, one final point. Brito, you mentioned you’ve travelled extensively. Have you met with all the key governments as well, key government figures as well as the key SAB staff in the countries involved?

Carlos Brito

Again, traveling of course was mostly to meet our future colleagues, for sure. In South Africa, that’s where we met government officials. That’s public, in dealing with the public concerns and public interests. But that’s what’s public.

Chris Pitcher - Redburn Partners

Okay, thank you.

Carlos Brito

Thank you.

Operator

And next we’ll go to the line of Anthony Bucalo. Please go ahead.

Anthony Bucalo - HSBC

Hi, Brito, how are you?

Carlos Brito

I’m doing fine.

Anthony Bucalo - HSBC

Question. You’re going to be a very substantial Coca-Cola bottler on top of being a substantial PepsiCo bottler. In a practical way, how does that work? How can you balance the interests and needs of your Company as well as the two big franchise companies?

Carlos Brito

So, Tony, the transaction is not closed yet, so it’s too soon to talk about this. We don’t even have access to contracts and stuff at this point, so it’s too soon to talk about it. SABMiller of course will retain ownership of its non-alcoholic business in Africa and Latin America, and InBev of course has a longstanding partnership with Pepsi for bottling operations in several Latin American countries, as does SAB, by the way, with Pepsi.

But again, the transaction is not closed yet, so it’s too soon to comment on this.

Anthony Bucalo - HSBC

Thanks. And another thing, Brito, the Eastern European businesses that you agreed to sell back in April, we haven’t heard anything specific about that yet. Is there anything going on or is that still an on-going process?

Carlos Brito

Well again, this is something that at this point we also cannot comment yet. You have to understand that within the UK takeover panel rules, we can only comment on what’s in the market, so it’s clear that of course we have to divest those assets, but at this point, that’s it.

Anthony Bucalo - HSBC

Okay, thank you, Brito.

Carlos Brito

Thank you.

Operator

And next we’ll go to the line of Robert Ottenstein. Please go ahead.

Robert Ottenstein - ISI Group

Great. Thank you very much. On Africa, can you give us - obviously you’re setting up a Board and that’s great, but it’s hard to govern a business as diverse as that and then as intricate as that by a Board. Can you walk us through some of the reasons to believe that you have the right people in place to make the most of the great potential of the business there that you’ve highlighted as key to this transaction?

Carlos Brito

So, Robert, again as in any transaction we’ve done in the past, most of the management will remain in place. That’s no different this time around. Of course, you still don’t have visibility on that. We just announced the EBM, but as we announced the EBM minus one, which we should do in the next few weeks before closing for sure, you see that what we’ve done in the past will very likely again be reflected.

Therefore, we’re drawing of course on experience and depth of management that SAB has in Africa, throughout Africa and different countries. And of course we’ll take advantage and try to get those people to be excited that future colleagues about the Company as we are, so they remain and they help us continue to build that amazing growth story that Africa has been for SABMiller.

So again, I guess it will be more clear as we go through the next layers of management announcement, but at this point that’s what I can say.

Robert Ottenstein - ISI Group

Great, and then just as a follow up, you noted that through the process over the last few months, you’ve been able to get a little bit more visibility on the business and therefore have had had more or less confidence from a bottoms-up perspective on the synergy numbers. Can you also perhaps outline for us other things that you’ve learned about SAB’s business that you can share with us that perhaps weren’t completely clear, weren’t completely visible to you when we made the initial offer?

Carlos Brito

I think one thing that was nice to confirm, and it’s not new but it was nice to confirm, is that despite calling some same things different names, on the commercial side, as we depicted on page 18, at the end we’re very focused on the same drivers.

You see that we have sometimes different experience and different learnings on those drivers, which is the part that will enrich a lot of discussion. So we also want to grow brands from being local to regional to eventually global, so you look at Castel for example. It’s an amazing example of a brand that originated in South Africa and today we look at East Africa, the countries that SAB manages the businesses, Castel is pretty much everyone. So it’s become more and more of a pan-African brand.

So that’s the same kind of mind set we have, leading of course as you continue on that to a global brand. The second thing is that they also are very focused on trying to premiumise the beer experience and trying to grow the beer category. And on the beer category, they even have more experience than we do on trying to enlarge the beer category.

But both of us are trying to premiumise the beer experience and premiumise our portfolio, so that again, very, very similar. On the core brands, we both see the need because of the premiumisation that’s out there to elevate the core proposition that we have, because otherwise these core brands, they become too much outdated given the premiumisation that’s happening in the marketplace.

So again, we have different names for it, but at the end of the day it’s about getting those core brands that have been important for many years, that continue to be important, they pay the bills, to become more contemporary, to become more in tune, to refresh and to continue to be very connected to legal drinking age type consumers and young adults.

And the fourth one is trying to develop what we call the near beer segment, or what’s right after beer in the alcohol beverage landscape. And that again, it’s something that they have a very similar mind set. Cider for example is something that they developed. We developed cider as well, and so on. So I think flavoured beers, we have some of the same pillars, but the beauty here is that because they are in different markets, they have different toolkits for the same pillars, and the beauty is when you put the two together.

Those are things that were nice to confirm, and as we went through different visits and market visits and met new people, because at the end we’re working on the same logic, just with different skill sets and that’s the beauty of it.

Robert Ottenstein - ISI Group

Great. And just one last question. After the Anheuser Busch acquisition, the key focus on management incentives or one of the key focuses and triggers was a certain balance sheet target. The sense I’m getting is that the targets here may be more — besides obviously the synergy side — may be more focused on organic growth. Can you elaborate at all in terms of how some of the incentive packages that you’re putting together for top management, how they look and what those main goals are going to be? And is that correct that a lot of them will be based on organic growth?

Carlos Brito

Well, Robert, again we can only talk about what’s public, but one way to think about is that when we did the AB transaction, we were in the middle of a global financial crisis and deleveraging of course was very important. Today we’re in a different world. I’m not saying that deleveraging is not going to be something that isn’t important as well, but of course we’re in a different world. We’re not in a crisis-type situation, and of course there will be more of a balance, as we had in the [Mexican] integration. It was the same thing.

It was more of a balanced approach to growth and value creation as opposed to just a big focus on deleveraging.

Robert Ottenstein - ISI Group

Thank you very much.

Operator

And next we’ll go to the line of Pablo Zuanic. Please go ahead.

Pablo Zuanic - SIG

Yes, thank you. Two questions. One, in some markets like South Africa, for the deal to be agreed by the government, there were some restrictions on your ability to reduce cost, but today you have not adjusted your synergy or cost savings guidance, so obviously that means that your ability will not be impeded [inaudible] it seems that there were restrictions that I thought were significant and could have affected your ability to cut cost.

The second question, if I refer to slide 31, this is going to be the first time that the AB and InBev control group is going to be diluting itself, and we own 44% of the Company. Do they have a first — right of first refusal when the five-year lockup period expires to buy the stake that will be owned by Altria and Bevco? Thanks.

Carlos Brito

On the sale, Pablo at this point again, we have to work with what’s public. What we’re doing now is we’re confirming the $1.4 billion. The other thing [in the deal] is that we changed slightly the breakdown between the four major buckets of where those synergies are going to be generated, and that accounts for everything you said before, because that’s all in. So that’s all in there.

On the second question —

Felipe Dutra

On the second question, the relationship is between the shareholders and including Board representation and so on and so forth is reflected in the documents, and you should expect when and if they decide to sell that the disposal is going to be made on an orderly manner in the marketplace. So that’s essentially it.

Pablo Zuanic - SIG

Okay, thanks. Just a quick follow up. I want to ask the Coca-Cola question again in a different way if I may. I understand that not everything is finalised yet, but Coca-Cola, one thing is that you own the 57% stake in CCBA, but Coca-Cola at the end of the day owns the distribution rights and it’s up to them whether they keep them with CCBA or not in the current ownership structure.

So are those conversations still on-going? Then related to that, my understanding is that the Coca-Cola operation there, bottling and the beer business, were not integrated at all, so the distribution and production were separate, and even in procurement there wasn’t much being done together. So are there a lot opportunities on that front as those two businesses are integrated? Thanks.

Carlos Brito

Yes, Pablo, on this one, again, the transaction has not closed yet. It’s too soon to talk about it. We’ll come back to this topic in due course after closing.

Pablo Zuanic - SIG

All right, thanks.

Carlos Brito

Thank you.

Operator

Next, we’ll go to the line of Mark Swartzberg. Please go ahead.

Mark Swartzberg - Stifel Nicolaus

Yeah, thanks, good morning, Brito. Good morning, everyone.

Carlos Brito

Hi, Mark.

Mark Swartzberg - Stifel Nicolaus

On the cost synergy question there, the fact that you have not included customer-facing sales and marketing and consumer in your arrival at this $1.4 billion, in time that could be a source. Is there any reason not to look at prior transactions and think that they provide some benchmark for us about how that might be a source of added savings?

Carlos Brito

Well in terms of sales and marketing, what we try to do is we try also to procure it better, but you never count on cutting sales and marketing as a way to get to synergies. Just look at the Mexican integration. We have increased sales and marketing. Look at the US, we had increased sales and marketing if you look throughout the years.

But on the procurement side, when we say here procurement and engineering, procurement covers in principle everything we procure. Okay?

Mark Swartzberg - Stifel Nicolaus

So to be clear, going forward, post-closing, you don’t think the customer-facing and consumer area of costs will be a source of potential savings?

Carlos Brito

Well what we can say at this point is what we have here on page 73, is in terms of source of synergies, and where did it come from? So in terms of procurement, we said 25% of the sales will come from procurement, up from 20%, and that is sourcing raw materials and packaging and reengineering of associated processes. So those are broad themes, but that’s what we’re seeing at this point.

Mark Swartzberg - Stifel Nicolaus

Fair enough. Thank you, Brito.

Carlos Brito

Thank you, Mark.

Operator

And we’ll go to the line of Chris Pitcher. Please go ahead.

Chris Pitcher - Redburn Partners

Thanks so much. Apologies for the follow up. It’s a technical question, again going back to the soft drinks business. Can you update us on how that falls within the Black Economic Empowerment Agreement, the Zenzele scheme, in terms of EBITA under the new agreement, whether the EBIT from the soft drinks business is included in the EBIT on that scheme for working out the value that you talk about.

Carlos Brito

Graham?

Graham Staley

This is Graham, Chris. I’ll have to follow up with that one. I’m not quite sure the technical answer on that. I’ll have to go and check the documents for you, but I can give you a call after this conference is finished.

Chris Pitcher - Redburn Partners

Okay, thank you very much. That’s it for me. Apologies for the follow up.

Carlos Brito

Not a problem, Chris. Thank you.

Operator

Thank you very much for joining today’s call. I would now like to pass the floor back to Mr. Brito for a closing remark.

Carlos Brito

Well thank you, Theresa. In wrapping up, I’d like to reiterate that we believe the strategic rationale behind the combination of SABMiller is extremely compelling, from the [real] value realisation it offers to SABMiller’s shareholders to the growth prospects it creates for the combined company. To put it simply, we believe more can be achieved together than apart. With that, thanks for your attention and have a great day. Thank you.

Operator

Thank you very much. This concludes the conference call for today. Thank you all for participating.

[End]

Future SEC Filings and This Filing: Important Information

In connection with the business combination of AB InBev and SABMiller, Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) filed a registration statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus will be mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders is expected to be implemented under a UK scheme of arrangement provided for under English company law. As such, it is expected that any shares to be issued under the transaction to SABMiller shareholders will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and will be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Additional Information

This communication is for informational purposes only. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for the registration statement filed on 26 August 2016 with the SEC or any other document relating to the combination that may be published by AB InBev, SABMiller or Newbelco. The combination, including the Belgian merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.